Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Jessica D. Burt, Esq.
(202) 419-8409
jburt@stradley.com

August 3, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Mr. David Manion
Ms. Rebecca Marquigny, Esq.

Re:	Nationwide Variable Insurance Trust
File No. 333-239294

Dear Mr. Manion and Ms. Marquigny:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by Mr. Manion on July 1, 2020 and by Ms. Marquigny on July 16, 2020 with regard to the Registrant’s registration statement on Form N-14 relating to the reorganization involving the NVIT Multi-Manager International Value Fund (the “Target Fund”) with and into the NVIT Columbia Overseas Value Fund (the “Acquiring Fund” and, collectively, the “Funds”), each a series of the Registrant (the “Registration Statement”). The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 19, 2020, pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a filing to be made pursuant to Rule 497 of the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

1.	Comment: Please update the Notice of Special Meeting of Shareholders to include the disclosure that can be found in the fourth paragraph on page 2 of the Proxy Statement.

Response: The requested disclosure has been added to the Notice of Special Meeting of Shareholders.

2.	Comment: Please revise the Notice of Special Meeting of Shareholders to disclose the date by which proxies must be received in order to be voted at the Meeting.

Response:  Registrant respectfully notes that the Notice identifies the date of the Meeting (September 30, 2020) and clearly states that any votes cast “must be duly and properly received by the Trust or its proxy solicitor by the date of the Meeting in order to be counted for the Meeting.”

3.
Comment:  Within Registrant’s disclosure regarding the possibility of a virtual meeting, please consider stating the final date by which Registrant will announce a change from a physical meeting to a virtual meeting.

Response:  Registrant has considered the Staff’s suggestion but respectfully declines to state the final date by which a change from a physical to a virtual meeting will be announced; however, please note that the Registrant will provide adequate advance notice to shareholders.

PROXY STATEMENT/PROSPECTUS: IMPORTANT SHAREHOLDER INFORMATION

4.
Comment:  With regard to the footnote on page 1 of the Proxy Statement/Prospectus, please consider adding a plain English explanation of the second sentence (i.e., what it means that the website is not incorporated by reference into the Proxy Statement/Prospectus).

Response:  The footnote has been updated as follows: “The Fund’s Internet address is included in this Proxy Statement as a textual reference only. The information on the website is not incorporated by reference into this Proxy Statement, which means that the website is not a part of this Proxy Statement and is provided as an additional reference only.”

PROXY STATEMENT/PROSPECTUS: IMPORTANT INFORMATION TO HELP YOU UNDERSTAND THE REORGANIZATION

What proposal am I being asked to vote on?

U.S. Securities and Exchange Commission

5.	Comment: The disclosure does not clearly note that shareholders of Target Fund would become shareholders of Acquired Fund. Please update the disclosure so that this is more evident.

Response:  Registrant has revised its disclosure as follows: “Shareholders of the NVIT Multi-Manager International Value Fund (the ‘Target Fund’) are being asked to vote to approve a Plan of Reorganization (the ‘Plan’) whereby the NVIT Columbia Overseas Value Fund (the ‘Acquiring Fund,’ and collectively with the Target Fund, the ‘Funds’), another series of the Trust, would acquire all of the property and assets of the Target Fund in exchange for shares of the Acquiring Fund (the ‘Proposal’), subject to the terms and conditions of the Plan. As a result of this exchange, shareholders of the Target Fund will become shareholders of the Acquiring Fund. The Acquired Fund will assume all of the liabilities of the Target Fund. The Target Fund will then be liquidated and dissolved.”

How will the Transaction benefit shareholders?

6.
Comment:  With regard to the last bullet, which states,“The costs of the Transaction (excluding brokerage costs, if any) will be borne by NFA,” please disclose that the Target Fund shareholders could end up paying all or a portion of the excluded brokerage costs. If Registrant chooses not to, please supplementally confirm that the Target Fund shareholders will not bear the excluded brokerage costs directly or indirectly, and disclose who will bear these costs.

Response:  The following disclosure has been added after the first sentence of this section: “Brokerage costs related to the repositioning of the Target Fund will be paid by the Target Fund, which ultimately are paid by shareholders of the Target Fund. Brokerage costs following the reorganization will be paid by the Acquiring Fund, which ultimately are paid by all shareholders of the Acquiring Fund, including former shareholders of the Target Fund that become shareholders of the Acquiring Fund as a result of the Transaction.”

7.	Comment: Please add an additional question and answer describing what happens should the Target Fund contract holders not approve the Proposal.

Response: Registrant has added the following question and answer:

What will happen if Target Fund shareholders do not approve the Proposal?

If Target Fund shareholders do not approve the Proposal, the Board will consider other options, including liquidation and dissolution of the Target Fund.

U.S. Securities and Exchange Commission

PROXY STATEMENT/PROSPECTUS: GENERAL INFORMATION

8.
Comment:  Please state what happens if a contract holder does not return the proxy or otherwise cast a vote. Please clarify that proportional voting will apply and explain the impact of proportional voting.

Response: Registrant has added an additional question and answer disclosing what happens should the contract holder not return the proxy or otherwise cast a vote.

PROXY STATEMENT/PROSPECTUS: SUMMARY OF THE PROPOSAL

What are the fees and expenses of each Fund and what might they be after the Transaction?

9.
Comment:  We note that there were new share classes registered on behalf of the Acquiring Fund to facilitate the merger. Are these share classes subject to administrative services fees? The Fee Table does not reflect this.

Response:  Class X and Class Z shares of the Acquiring Fund are each subject to a maximum administrative services fee of 0.01%. The administrative services fee is included in each fee table as part of “Other expense.”

PROXY STATEMENT/PROSPECTUS: COMPARISON OF INVESTMENT OBJECTIVES, PRINCIPAL STRATEGIES, POLICIES AND PRINCIPAL RISKS

Are there any significant differences between the investment objectives of the Target Fund compared to the Acquiring Fund?

10.	Comment: Please provide a practical description of the differences between the investment objectives of the Target Fund and Acquiring Fund.

Response: The following disclosure has been added after the first paragraph of this section:

Capital appreciation refers to an increase in the market value of the assets in which a Fund invests. Current income refers to money that is paid out as a result of a Fund’s ownership of an asset, such as dividends or interest payments. Therefore, while the Target Fund seeks earnings through investing in assets that increase in value, the Acquiring Fund seeks earnings through both (i) investing in assets that increase in value and (ii) investing in assets that periodically pay out money.

Are there any significant differences between the principal strategies and policies of the Target Fund compared to the Acquiring Fund?

U.S. Securities and Exchange Commission

11.
Comment:  For the first sentence of the Target Fund and Acquiring Fund’s principal investment strategies, please insert “(plus borrowings for investment purposes)” after “net assets” or supplementally explain why this disclosure is not appropriate.

Response: Registrant confirms that the Funds do not engage in any borrowings for investment purposes and, therefore, respectfully declines to revise the disclosure as requested.

PROXY STATEMENT/PROSPECTUS: FACTORS CONSIDERED BY THE BOARD

12.
Comment:  Please discuss whether the Board considered any negative impacts that the Transaction could have on Target Fund and Acquiring Fund shareholders. Please disclose what will happen if the proposal is not approved and specifically address any role that the projected result played in the Board’s decision.

Response:  As discussed under the section titled “Factors Considered by the Board,” the Board considered a number of factors that might have a positive or negative impact on shareholders, including whether the Transaction would result in the dilution of the interest of shareholders of either Fund. Further, as disclosed in the Proxy Statement/Prospectus, if the Transaction is not approved by shareholders, the Board may consider other possible courses of action for the Target Fund, including liquidation and dissolution of the Target Fund. In light of the referenced disclosures, Registrant respectfully declines to revise the existing disclosures.

STATEMENT OF ADDITIONAL INFORMATION: PRO FORMA FINANCIAL INFORMATION

13.	Comment: Please include the use of estimates disclosure in the pro forma financials.

Response:  Registrant respectfully notes that the use of estimates disclosure is already included under “Pro Forma Adjustments”: “The pro forma information has been derived from the books and records used in calculating daily net asset values of the Target Fund and Acquiring Fund, and have been prepared in accordance with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect this information. Actual results could differ from those estimates.”

Accounting Policy

14.	Comment: The first sentence under “Accounting Policy” on page 5 of the SAI seems to be misworded. Please revise.

Response: Registrant has revised the disclosure as follows: “No significant accounting policies will change as a result of the Transaction, specifically, policies regarding

U.S. Securities and Exchange Commission

valuation of portfolio securities and tax status of the Fund under ~~of~~ Subchapter M of the Internal Revenue Code of 1986, as amended.”

Transaction Costs

15.
Comment:  The Proxy Statement/Prospectus states that approximately 81% of the Target Fund’s portfolio securities will be sold in connection with the Transaction. In order to use narrative pro formas, investment repositioning needs to be clearly understood by the shareholder. Given the amount of repositioning, a full pro forma financial statement may be necessary unless the repositioning can be described in a manner in which the shareholder will understand what assets have been selected for sale. Please include a more detailed description of the types and approximate portions of assets that will be sold.

Response: The following disclosure has been added after the first paragraph of this section:

It is anticipated that the Target Fund will sell approximately 81% of its securities prior to the Transaction in connection with realigning the Target Fund’s portfolio in a manner more consistent with the investment strategies of the Acquiring Fund, which invests in large-capitalization non-U.S. equity securities and uses derivatives as a principal investment strategy. The portfolio managers of the Acquiring Fund anticipate that the portfolio securities of the Target Fund to be sold in anticipation of the Transaction will consist mainly of equity securities of non-U.S. companies of all capitalizations. The portfolio management team expects that the proceeds from such disposition will be used to invest in large-capitalization non-U.S. equity securities and derivatives. Consequently, the transaction costs anticipated to be incurred in restructuring the portfolio holdings of the Target Fund in connection with the realignment of the Target Fund’s portfolio and the subsequent investment by the Acquiring Fund in large-capitalization non-U.S. equity securities and derivatives are estimated to be approximately $73,242.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8409 or Christopher J. Zimmerman at (202) 419-8402, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Jessica D. Burt
Jessica D. Burt, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Christopher J. Zimmerman, Esquire